PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated August 3, 2017	Filed Pursuant to Rule 433
Registration Statement No. 333-219213
Supplementing the Preliminary
Prospectus Supplement
dated August 3, 2017 and the
Prospectus dated July 7, 2017

Sutherland Asset Management Corporation

$100,000,000 7.00% Convertible Senior Notes due 2023

This pricing term sheet supplements Sutherland Asset Management Corporation’s preliminary prospectus supplement, dated August 3, 2017 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (as defined below), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Unless the context otherwise requires, references to the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Sutherland Asset Management Corporation and not its subsidiaries.

Issuer:	Sutherland Asset Management Corporation, a Maryland corporation
Title of Securities:	7.00% Convertible Senior Notes due 2023 (the “Notes”)
Ticker / Exchange of Common Stock:	SLD / New York Stock Exchange (the “NYSE”)
Securities Offered:	$100,000,000 principal amount of Notes (or $115,000,000 if the underwriters’ option to purchase additional Notes is exercised in full)
Maturity:	August 15, 2023 unless earlier converted, repurchased or redeemed
Issue Price:	100%, plus accrued interest, if any, from August 9, 2017
Price to Underwriter:	97%
Use of Proceeds:

The net proceeds from this offering will be approximately $96,370,000 (or approximately $110,920,000 if the underwriters exercise their option to purchase additional notes in full).

We intend to contribute the net proceeds from this offering to our Operating Partnership in exchange for the issuance by the Operating Partnership of a senior unsecured note with terms that are substantially equivalent to the terms of the notes offered through this prospectus supplement. Our Operating Partnership intends to use the net proceeds to originate or acquire our target assets and for general corporate purposes.

Until appropriate assets can be identified, our Manager may repay borrowings outstanding under our loan repurchase agreements or credit facilities and invest the net proceeds of this offering in interest-bearing short-term investments, including money market accounts, in each case that are consistent with our intention to continue to qualify as a REIT. These investments are expected to provide a lower net return than we will seek to achieve from our target assets. As of June 30, 2017, the annual weighted average coupon payable on the loan repurchase agreements and credit facilities which may be repaid with the net proceeds of this offering was approximately one month LIBOR + 2.2% and the aggregate borrowings outstanding were $686 million, and the weighted average maturity of these loan repurchase agreements and credit facilities is January 2018.

Interest:	7.00% per year. Interest will accrue from August 9, 2017 (the scheduled date of original issuance)
Conversion Premium:	Approximately 13% above the NYSE last reported sale price on August 3, 2017
Interest Payment Dates:	Each February 15, May 15, August 15 and November 15, beginning on November 15, 2017
Interest Payment Record Dates:	Each February 1, May 1, August 1 and November 1
NYSE Last Reported Sale Price on August 3, 2017:	$14.75 per share of the Issuer’s common stock
Initial Conversion Rate:	1.4997 shares of the Issuer’s common stock for each $25.00 principal amount of Notes
Initial Conversion Price:	Approximately $16.67 per share of the Issuer’s common stock
Redemption:

The Issuer may not redeem the Notes prior to August 15, 2021. On or after August 15, 2021, if the last reported sale price of the Issuer’s common stock has been at least 120% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption, the Issuer may redeem all or any portion of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Trade Date:	August 4, 2017
Expected Settlement Date:	August 9, 2017
Joint Book-Running Managers:	Keefe, Bruyette & Woods and JMP Securities
Co-Manager:	Compass Point
CUSIP / ISIN:	86933F AA5 / US86933FAA57
Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change or Notice of Redemption:

The following table sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change or Notice of Redemption” in the Preliminary Prospectus Supplement) to be received per $25.00 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$14.75	$15.00	$15.50	$16.00	$16.50	$16.67	$17.00	$17.50	$18.00	$19.00	$20.00
August 9, 2017	0.1952	0.1772	0.1441	0.1150	0.0897	0.0819	0.0679	0.0496	0.0344	0.0131	0.0025
August 15, 2018	0.1952	0.1772	0.1441	0.1145	0.0884	0.0804	0.0662	0.0477	0.0326	0.0118	0.0020
August 15, 2019	0.1952	0.1772	0.1441	0.1139	0.0872	0.0791	0.0646	0.0459	0.0308	0.0105	0.0015
August 15, 2020	0.1952	0.1772	0.1441	0.1120	0.0845	0.0762	0.0615	0.0427	0.0279	0.0087	0.0010
August 15, 2021	0.1952	0.1772	0.1405	0.1068	0.0785	0.0701	0.0553	0.0369	0.0227	0.0058	0.0004
August 15, 2022	0.1952	0.1742	0.1314	0.0953	0.0657	0.0571	0.0426	0.0253	0.0134	0.0019	0.0000
August 15, 2023	0.1952	0.1670	0.1132	0.0628	0.0155	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  if the stock price is greater than $20.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•                  if the stock price is less than $14.75 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 1.6949 shares of the Issuer’s common stock per $25.00 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus, dated July 7, 2017, and a preliminary prospectus supplement, dated August 3, 2017) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering of the Notes will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting Keefe, Bruyette & Woods, Inc., 787 Seventh Avenue, Fourth Floor, New York, NY 10019 (telephone: 800-966-1559) or email: USCapitalMarkets@kbw.com or JMP Securities LLC, 600 Montgomery Street, Suite 1100, San Francisco, CA 94111, Attention: Syndicate Department, or by calling (415) 835-3959.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.